Filed Pursuant to Rule 433

Registration No. 333-227792

CITIZENS FINANCIAL GROUP, INC.

$300,000,000

12,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

6.350% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D

Liquidation Preference $1,000 Per Share of Preferred Stock (equivalent to $25 Per Depositary Share)

Term Sheet

January 22, 2019

The following information relates only to Citizens Financial Group, Inc.’s offering (the “Offering”) of Depositary Shares, each representing a 1/40th interest in a share of its 6.350% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D and should be read together with the preliminary prospectus supplement dated January 22, 2019 relating to this Offering and the accompanying prospectus dated October 11, 2018 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Security:	12,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.350% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D (“Series D Preferred Stock”)

Size:	$300,000,000 (12,000,000 Depositary Shares (“the Depositary Shares”))

Expected Security Ratings*:	BB+ (Stable outlook) / BB- (Stable outlook) (Standard & Poor’s / Fitch)

Trade Date:	January 22, 2019

Original Issue Date (Settlement):	January 29, 2019 (T + 5)**

Maturity:	Perpetual

Offering Price Per Depositary Share:	$25

Aggregate Offering Price:	$300,000,000

Liquidation Preference:	$1,000 per share of Series D Preferred Stock (equivalent to $25 per Depositary Share)

Dividend Rate (Non-Cumulative):	A fixed rate per annum equal to 6.350% from the original issue date to, but excluding, April 6, 2024 and a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date (as defined in the Preliminary Prospectus) plus 3.642% from and including, April 6, 2024

Dividend Payment Dates:	If declared, January 6, April 6, July 6 and October 6 of each year, commencing on April 6, 2019

Optional Redemption:	The Series D Preferred Stock (and thus a proportionate number of Depositary Shares) may be redeemed at the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after April 6, 2024 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $1,000 per share of Series D Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends

Underwriters’ Commission:	1.000% for Depositary Shares sold to institutional investors and 3.150% for Depositary Shares sold to retail investors

Proceeds to Issuer (before expenses):	$293,840,137.48

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “CFG PrD.”

CUSIP/ISIN:	174610 204 / US1746102045

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC Citizens Capital Markets, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the Depositary Shares will be made against payment therefor on or about the original issue date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the Trade Date or the following two business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade the Depositary Shares on the Trade Date hereof should consult their own advisors.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC at 1-888-827-7275, Wells Fargo Securities, LLC at 1-800-645-3751 or Citizens Capital Markets, Inc. at 1-203-900-6763.